Exhibit 99.1

EVEREST SPECIAL SITUATIONS FUND L.P.
Platinum House
21 Ha’arba’a Street
Tel Aviv 64739 Israel

September 11, 2008

Via Facsimile and Federal Express

Ira B. Lampert
Chairman, Chief Executive Officer and President
Concord Camera Corp.
4000 Hollywood Boulevard
Presidential Circle–6th Floor, North Tower
Hollywood, Florida 33021

Dear Mr. Lampert:

As you know Everest Special Situations Fund L.P. (“we”) owns approximately 7.29% of the outstanding capital stock of Concord Camera Corp. (“Concord” or the “Company”).  During the past year, through multiple written letters, an in-person meeting and numerous telephone conference calls with management, we have expressed our deep concern over the future of the Company and provided our views on ways to maximize shareholder value.  Unfortunately, despite your assurance that our serious concerns were being promptly addressed in a meaningful way, it appears our concerns and suggestions have fallen on deaf ears.  The Company has not provided us with or implemented any substantive responses regarding the significant concerns we have raised, including:

•	the Company’s disastrous operational performance, including 17 consecutive quarters of losses;

•	the Chief Executive Officer’s excessive compensation;

•	the Company’s significant holdings in illiquid auction rate securities and how it intends to liquidate these positions; and

•	the inadequate response of the Special Committee of the Board as to why after 2 years it still has not suggested any strategic alternatives for the Company.

As we have repeatedly suggested, in order to maximize shareholder value, the Company should immediately begin a liquidation process and accept our offer to assist in this process.  For all the reasons listed above and in our other public letters, we have lost faith in the ability of the Company’s current Board and management to carry out a liquidation.  If the Company had any intention of liquidating, management should have already communicated with the Company’s clients in order to lead a prompt and orderly process which would maximize collection of the Company’s account receivables and help the Company and its clients plan ahead.  As management has not done so, shareholders can only reasonably draw two conclusions:

•	management is looking to entrench itself and not pursue a liquidation; or

•	management is not capable in carrying out a liquidation.

We demand that the Company immediately modify the Board of Directors composition to add representatives of the Company’s shareholders to assist with and accelerate a liquidation or sale process.

If the Company does not promptly meet our reasonable demand, we will not hesitate to enforce our rights as shareholders to seek Board representation or take any other actions which we deem appropriate.  Specifically, we intend to nominate a slate of directors with experience in liquidations and sales processes at the Company’s next annual meeting of shareholders and intend to take all necessary steps to maximize shareholder value immediately following the election of our slate.

Sincerely,

/s/ Elchanan Maoz

Elchanan Maoz
Everest Special Situations Fund L.P.